THE LEBRECHT GROUP


                         A PROFESSIONAL LAW CORPORATION



Brian A. Lebrecht, Esq.                                  Craig V. Butler, Esq. *
                                                        Edward H. Weaver, Esq.**

                                                    Admitted only in California*
                                                         Admitted only in Utah**

                                                      March 30, 2006

Via Facsimile (202) 772-9208

Lisa Haynes
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, NW
Washington, D.C.  20549

         Re:      Anza Capital, Inc. (the "Company")
                  Form 10-K for the Fiscal Year Ended April 30, 2005 Form 10-Q for the Fiscal Quarters Ended July 31, 2005
                           and October 31, 2005
                  File No.  000-19065

Dear Ms. Haynes:

      Per your request in that certain letter dated March 21, 2006 (the "Letter"), to respond to the comments in the Letter within ten business days or tell you when we will provide you with responses, please be informed that because the services of the Company's auditors are unavailable until the end of the current Forms 10-K and 10-Q filing period, we will respond to your comments in the Letter by April 15, 2006.

      Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.


                                            Sincerely,

                                            /s/ Brian A. Lebrecht

                                            Brian A. Lebrecht, Esq.


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IRVINE OFFICE:                                            SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE                                  406 W. SOUTH JORDAN PARKWAY
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